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                                                                     EXHIBIT 2.5

                                    EXHIBIT E

                             TRANSFERRED LIABILITIES

- All obligations under the Assumed Contracts and the Sublicensed Contracts arising on or after the Closing Date

- All obligations relating to the ACT Certified Consultant Program arising on or after the Closing Date

- All obligations relating to the ACT Add-On Catalog arising on or after the Closing Date

- All obligations relating to the ACT Authorized Training Center Program arising on or after the Closing Date

- All end user rebates or other promotions with respect to the Licensed Products and any related out-of-pocket fulfillment charges other than those which become payable by Symantec before the end of the Transition Period

- All obligations relating to returns of the Licensed Products arising on or after the Closing Date, other than (i) returns of obsolete versions of the Licensed Products, (ii) returns designated by Symantec's distributors and resellers as "stockbalancing" returns during the Transition Period to the extent that they exceed Symantec's net channel inventory deferrals for the Licensed Products as stated on Symantec's balance sheet as of the Closing Date, and (iii) returns for any other reason within the 60-day period after the Closing Date

- All Licensed Product support obligations to end users with the following terms and conditions: Free support for all registered users of the Licensed Products for 90 days from the date of their first call. Lines are open Monday through Friday, 7 a.m. to 4 p.m., Pacific Standard

- All Licensed Product support obligations to end users with the following terms and conditions: Complimentary sixty- (60-) day standard Silver support is provided with the Licensed Products to help end users install and run the Licensed Products. Technical Support can answer questions relating to installation, configuration, compatibility and general usage. With Silver support, customers go to the head of the queue when calling Technical Support. Silver support gives customers extended access to the support team for a further 6 months. Silver support telephone lines are open from Monday to Friday (excluding public holidays) between 9 a.m. and 5 p.m. GMT (9 a.m. and 5 p.m. CET) to enable customers to reach a Symantec support representative quickly and easily.


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